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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                     Imperial Petroleum Recovery Corporation
                   -------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         -------------------------------
                         (Title of Class of Securities)

                                   453079 10 5
                                 --------------
                                 (CUSIP Number)

                            Gerald J. Laporte, Esq.
    Hogan & Hartson L.L.P., 555 Thirteenth Street, N.W., Washington, DC 20004
                            Telephone: (202) 637-6528
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 8, 1998
             -----------------------------------------------------
             (Date of Event that Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

        Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 17 Pages
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                                                              Page 2 of 17 Pages


CUSIP No. 453079 10 5     SCHEDULE 13D

(1)     Names and I.R.S. Identification Numbers of Reporting Person

                Maya LLC

(2)     Check the Appropriate Box if a Member of a Group              (a)   /  /
                                                                      (b)   /  /
(3)     SEC Use Only

(4)     Source of Funds

                PF, OO

(5)     Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                                      /  /

(6)     Citizenship or Place of Organization

                Nevada

                         (7)     Sole Voting Power
         Number of                   15,000,000
          Shares
        Beneficially     (8)     Shared Voting Power
          Owned By                   0
           Each
         Reporting       (9)     Sole Dispositive Power
          Person                     15,000,000
           With
                         (10)    Shared Dispositive Power
                                     0

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person

                15,000,000

(12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares   /  /

(13)    Percent of Class Represented by Amount in Row (11)

                58.7%

(14)    Type of Reporting Person

                00

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                                                              Page 3 of 17 Pages

CUSIP No. 453079 10 5     SCHEDULE 13D

(1)     Names and I.R.S. Identification Numbers of Reporting Person

                Rex H. Lewis

(2)     Check the Appropriate Box if a Member of a Group              (a)   /  /
                                                                      (b)   /  /
(3)     SEC Use Only

(4)     Source of Funds

                PF, OO

(5)     Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                                      /  /

(6)     Citizenship or Place of Organization

                U.S.A.

                            (7)     Sole Voting Power
         Number of                       15,000,000
          Shares
        Beneficially        (8)     Shared Voting Power
         Owned By                        0
           Each
         Reporting          (9)     Sole Dispositive Power
          Person                         15,000,000
           With
                            (10)    Shared Dispositive Power
                                         0

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person

                15,000,000

(12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares   /  /

(13)    Percent of Class Represented by Amount in Row (11)

                58.7%

(14)    Type of Reporting Person

                IN

                                                              Page 4 of 17 Pages

Item 3. Source and Amount of Funds or Other Consideration

         On December 8, 1998, Maya LLC purchased from the Company 125,000 shares of the Company's common stock and a Warrant to purchase an additional 875,000 shares of such stock for $100,000 in cash, which Maya paid with personal funds.

Item 5. Interest in Securities of Issuer

         Maya (and through Maya, Mr. Lewis) is the beneficial owner of 15,000,000 shares of common stock in the Company, 3,625,000 of which are issued and outstanding and 11,375,000 of which Maya has the right to acquire by exercising Warrants issued by the Company as of December 11, 1997, March 11, 1998, July 11, 1998 and December 8, 1998. The Warrants are exercisable for $1.00 per share, and expire as to 3,500,000 shares on each of December 11, 2001, March 11, 2002 and July 11, 2002 and as to 875,000 shares on December 8, 2002. As described in Item 3 above, Maya on December 8, 1998 purchased 125,000 of the shares and a Warrant to purchase another 875,000 shares from the Company in a private placement. The 125,000 shares purchased and the shares underlying the Warrant are entitled to registration rights under a Registration Rights Agreement dated as of December 8, 1998.

         To the best knowledge of Maya and Mr. Lewis, the Company had 14,071,300 shares of common stock outstanding on December 8, 1998 (based on the Company's Quarterly Report on Form 10-Q for the quarter ended July 31, 1998, which was filed on September 11, 1998), not including the 125,000 shares that Maya purchased on December 8, 1998. The 15,000,000 shares beneficially owned by Maya would represent approximately 58.7% of the outstanding shares of common stock of the Company if the 11,375,000 shares underlying Maya's Warrants were deemed to be outstanding for purposes of calculating such percentage. Maya (and through Maya, Mr. Lewis) has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, the shares of which Maya is the beneficial owner.

        No person other than Maya (and through Maya, Mr. Lewis) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

                                                              Page 5 of 17 Pages

Item 7. Material to be Filed as Exhibits

        Exhibit 1.   Warrant dated as of December 8, 1998
        Exhibit 2.   Registration Rights Agreement dated as of December 8, 1998

                                 * * * * * * *

        After reasonable inquiry, and to the best of its knowledge, the undersigned certifies that the information set forth in this Amendment No. 4 to
Schedule 13D/A is true, complete and correct.

                                                Maya LLC

December 17, 1998                               By: /s/ Rex H. Lewis
-----------------                                   ---------------------
     Date                                           Rex H. Lewis
                                                    Managing Member